Exhibit 99.8

CERTIFICATION

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of RESAAS Services Inc. (the “Company”) hereby certifies, to such officer’s knowledge, that the Company’s Annual Report on Form 40-F for the year ended December 31, 2015 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 29, 2016

/s/ Cameron Shippit
Cameron Shippit
Chief Financial Officer